YEW BIO-PHARM GROUP, INC.

294 Powerbilt Avenue

Las Vegas, Nevada 89148

August 22, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Donald E. Field, Esq.

Re:	Yew Bio-Pharm Group, Inc. Form 10-12G, Filed May 8, 2012, Amendment No.1 to Form 10-12G, Filed June 29, 2012, SEC File No. 000-54701

Ladies and Gentlemen:

We refer to that certain letter dated June 4, 2012 (the “June 4 Comment Letter”) and that certain letter dated July 16, 2012 (the “July 16 Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the filing by Yew Bio-Pharm Group, Inc. (the “Company”) of its Form 10 on May 8, 2012 and Amendment No.1 thereto filed on June 29, 2012 (collectively, the “filing”).

In responding to the June 4 Comment Letter, the July 16 Comment Letter and any other comments of the Staff in the future, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

YEW BIO-PHARM GROUP, INC.

By	/s/ Zhiguo Wang
Zhiguo Wang
Title:	President